                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 11-K



    X            ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 --------        EXCHANGE ACT OF 1934

                 For the period ended December 31, 2000

                 TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
---------        EXCHANGE ACT OF 1934

                 For the transition period from __________ to __________

                 Commission file number 1-11885

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           ALLEGIANCE RETIREMENT PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              Cardinal Health, Inc.
                               7000 Cardinal Place
                               Dublin, Ohio 43017
                             Telephone: 614-757-5000

                              REQUIRED INFORMATION

Allegiance Retirement Plan (the "Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedules of the Plan for the period ended December 31, 2000, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.

                                    SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLEGIANCE RETIREMENT PLAN

By:  Employee Benefits Policy Committee





/s/ Richard J. Miller                                         June 21, 2001
-----------------------------
Richard J. Miller
Plan Committee Member

ALLEGIANCE RETIREMENT PLAN

Financial Statements and Supplemental Schedule
As of December 31, 2000 and 1999
Together With Auditors' Report












Employer Identification Number 36-4095179
Plan Number 001

                           ALLEGIANCE RETIREMENT PLAN


                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-4095179, PLAN NUMBER 001)



                                TABLE OF CONTENTS

                                                                                             PAGE
                                                                                             ----
REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                                        1

FINANCIAL STATEMENTS:
    Statements of Net Assets Available for Benefits as of December 31, 2000
       and 1999                                                                                 2

    Statement of Changes in Net Assets Available for Benefits for the
       Year Ended December 31, 2000                                                             3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE                                       4-8

SUPPLEMENTAL SCHEDULE:
    Schedule of Assets Held for Investment Purposes at End of Year--
       December 31, 2000                                                                     9-13

EXHIBIT INDEX:
    Exhibit 23 - Consent of Independent Public Accountants

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Administrative Committee of the
Allegiance Retirement Plan:


We have audited the accompanying statements of net assets available for benefits of the ALLEGIANCE RETIREMENT PLAN (the "Plan") as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/s/ Arthur Andersen LLP

Chicago, Illinois
June 4, 2001

                           ALLEGIANCE RETIREMENT PLAN


                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                        AS OF DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-4095179, PLAN NUMBER 001)

                                                                 2000                   1999
                                                             ------------           ------------
INVESTMENTS (Note 4)                                         $667,756,744           $563,320,653

RECEIVABLES:
    Employee contribution                                         331,574                957,199
    Employer contribution                                      14,845,890             15,017,227
    Dividends and interest                                        441,834                837,306
                                                             ------------           ------------
                     Total receivables                         15,619,298             16,811,732
                                                             ============           ============

LIABILITIES:
    Excess contributions payable                                  236,479                   -
    Accounts payable                                                 -                   993,654
    Due to broker                                                    -                 1,074,776
                                                             ------------           ------------
                     Total liabilities                            236,479              2,068,430
                                                             ------------           ------------
NET ASSETS AVAILABLE FOR BENEFITS                            $683,139,563           $578,063,955
                                                             ============           ============


   The accompanying notes are an integral part of these financial statements.

                           ALLEGIANCE RETIREMENT PLAN


            STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                      FOR THE YEAR ENDED DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 36-4095179, PLAN NUMBER 001)

ADDITIONS:
    Investment income-
       Net appreciation in fair value of investments (Note 4)             $114,025,011
       Interest and dividends                                                1,698,180
    Contributions-
       Employee                                                             27,019,868
       Employer                                                             18,572,900
                                                                          ------------
                     Total additions                                       161,315,959
                                                                          ------------
DEDUCTIONS:
    Benefit payments                                                        54,306,486
    Administrative expenses                                                  1,933,865
                                                                          ------------
                     Total deductions                                       56,240,351
                                                                          ------------
NET INCREASE                                                               105,075,608

NET ASSETS AVAILABLE FOR BENEFITS:
    Beginning of year                                                      578,063,955
                                                                          ------------
    End of year                                                           $683,139,563
                                                                          ============


    The accompanying notes are an integral part of this financial statement.

                           ALLEGIANCE RETIREMENT PLAN


             NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                           DECEMBER 31, 2000 AND 1999

          (EMPLOYER IDENTIFICATION NUMBER 36-4095179, PLAN NUMBER 001)



1.    DESCRIPTION OF PLAN

      The following brief description of the Allegiance Retirement Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

      GENERAL

      The Plan was established effective October 1, 1996, for the benefit of eligible employees of Allegiance Corporation and its subsidiaries as defined in the Plan agreement (collectively referred to as the "Company"). The Plan is a defined contribution plan and is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

      Effective January 1, 1999, the West Hudson & Company Inc. 401(k) Profit Sharing Plan ("West Hudson Plan") was merged into the Plan. Each participant in the West Hudson Plan became a participant in the Plan as of the effective date.

      On February 3, 1999, Allegiance became a wholly owned subsidiary of Cardinal Health, Inc. Accordingly, each share held in the Allegiance Common Stock Fund was converted into .9338 of a share of Cardinal common stock. Cash paid in lieu of fractional shares was transferred into the Stable Income Fund.

      ELIGIBILITY

      All employees of the Company, as defined in the Plan agreement, are eligible to participate on the first of the month following one full calendar month of employment with the Company.

      CONTRIBUTIONS

      The Plan allows tax-deferred contributions in compliance with Section 401(k) of the Internal Revenue Code ("IRC"). Eligible participants make pretax contributions up to 12% of their eligible annual compensation subject to certain limitations under the IRC. Participants may also contribute amounts representing distributions from other qualified defined contribution plans. The Company matches the first three percent of eligible annual base compensation of the participant's contribution dollar for dollar.

      In addition to the matching contribution, the Company will annually provide a fixed contribution equal to three percent of each participant's eligible annual base compensation. Participants should refer to the Plan agreement for eligibility requirements.

      The Company also provides variable performance and transition contributions in accordance with the terms of the Plan agreement. The amount of the contribution is determined based on a formula defined in the Plan agreement and is made on an annual basis dependent upon achievement of the Company's annual key performance goals. Participants should refer to the Plan agreement for eligibility requirements.

      VESTING

      Participant contributions and the earnings thereon are fully vested at all times. Vesting in all employer contributions and the earnings thereon is based on years of continuous service as defined in the Plan agreement.

      INVESTMENT OPTIONS

      Participants can direct their contributions and any related earnings into eight investment options offered by the Plan. Participants can change the investment options on a monthly basis.

      PARTICIPANT ACCOUNTS

      Each participant's account is credited with the participant's contribution and allocations of the Company's contributions and Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balance, as defined in the Plan agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

      FORFEITED ACCOUNTS

      If a participant terminates employment prior to being fully vested, he/she forfeits the unvested portion of his/her account balance. Forfeited amounts are used to reduce future employer contributions. Total forfeitures for the year ended December 31, 2000 and 1999, were $1,498,114 and $828,711, respectively.

      BENEFITS

      Upon termination of service due to death, disability or retirement, a participant or his/her beneficiary (if termination is due to death) will receive an amount equal to the participant's vested interest in his or her account balance. The form of payment is a lump-sum distribution, annuity or other benefit payment option, as described in the Plan agreement.

      PARTICIPANT LOANS

      Participants may borrow from their accounts a minimum of $500 and up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan transactions are treated as transfers to (from) the investment fund from (to) the Participant Loan Fund. Loan terms range up to five years, or ten years if for the purchase of a principal residence. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined by the Plan administrator. Principal and interest are paid ratably through payroll deductions.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      METHOD OF ACCOUNTING

      The financial statements of the Plan have been prepared on the accrual basis of accounting. Investment income is recognized when earned and expenses are recognized when incurred. Employer matching contributions are recorded in the period in which participants make the related employee contributions. Fixed and transition contributions are recorded in the period in which they were earned by participants.

      Net appreciation (depreciation) consists of realized gains and losses on sales of investments and unrealized appreciation or depreciation in the fair value of investments since the beginning of the reporting period. Realized gains and losses are recognized upon the disposition of investments by comparing the proceeds to the average cost. Average cost is calculated as the average of the fair market value of the disposed securities at the beginning of the year and the acquisition cost for those investments acquired during the year. In accordance with the policy of stating investments at fair market value, unrealized appreciation or depreciation of the market value of investments for the year, if any, is calculated as fair market value at the end of the year less fair market value at the beginning of the year, or if acquired during the year, acquisition cost.

      INVESTMENT VALUATION AND INCOME RECOGNITION

      Investments are valued at fair value as determined by quoted market prices. The Stable Income Fund is valued at contract value because the fund is invested in fully benefit-responsive investment contracts. Contract value represents the principal balance of the investment contracts plus accrued interest at stated contract rates, less withdrawals and administrative charges. The crediting interest rate and average yield of the investment contracts for the years ended December 31, 2000 and 1999, were approximately 6.6% and 7.0%, respectively. The recorded contract value of the investment contracts approximates fair market value as of December 31, 2000 and 1999.

      USE OF ESTIMATES

      The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan's management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Changes in such estimates may affect amounts reported in future periods.


3.    ADMINISTRATION OF THE PLAN

      As of December 31, 2000, State Street Bank and Trust Company served as trustee and record keeper for the Plan under an agreement dated October 1, 1996. The Employee Benefits Policy Committee administers the Plan and has authority, responsibility and control over the management of the assets of the Plan. Members of the committee are appointed by the Human Resources and Compensation Committee of the Board of Directors of Cardinal Health, Inc. All investment management, trustee and administrative fees incurred in the administration of the Plan are paid from the assets of the Plan.

4.    INVESTMENTS

      Investments that represented 5% or more of the Plan's net assets as of December 31, 2000 and 1999, are as follows:

                                                                  2000                  1999
          Cardinal Stock Fund                                 $186,494,414          $138,987,684
          S&P 500 Flagship Fund                                 99,482,840           102,352,255
          Baron Asset Fund                                      34,334,402                -
          Yield Enhanced Short-term Investment Fund             52,742,793                -
          Short-term Investment Fund                           109,694,829                -

      During 2000, the Plan's investments (including gains and losses on investments bought and sold as well as held during the year) appreciated in value by $114,025,011 as follows:

               Mutual funds                                    $ (9,698,081)
               Common stocks                                    134,724,932
               Corporate bonds                                     (988,048)
               Common/collective trusts                         (10,013,792)
                                                               ------------
                             Total                             $114,025,011
                                                               ============

5.    DISTRIBUTION PRIORITIES UPON TERMINATION OF THE PLAN

      Although the Company has not expressed any intent to do so, the Company reserves the right to terminate the Plan at any time subject to the provisions of ERISA. In the event of termination of the Plan, the account balance of each participant will become fully vested and all assets, net of expenses, will be distributed to the participants or beneficiaries.


6.    TAX STATUS

      The Internal Revenue Service has determined and informed the Company by a letter dated February 24, 1998, that the Plan and related trust are designed in accordance with applicable sections of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and ERISA.


7.    RELATED-PARTY TRANSACTIONS

      At December 31, 2000 and 1999, the Plan held units of participation in certain common/collective trust funds and short-term investment funds of State Street Bank and Trust Company, the Plan trustee. Fees paid by the Plan for these services amounted to $1,017,343 for the year ended December 31, 2000. The Plan also held shares of Cardinal common stock, the Plan Sponsor, during 2000 and 1999. These transactions are allowable party-in-interest transactions under ERISA and the regulations promulgated thereunder.

8.    SUBSEQUENT EVENT

      Effective January 1, 2001, substantially all of the participants and assets of the Plan were merged into the Cardinal Health Profit Sharing, Retirement and Savings Plan. However, the Allegiance union employees and their assets remain in the Allegiance Retirement Plan which is referred to as the Allegiance Retirement Plan for Union Employees as of January 1, 2001.

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                 AT END OF YEAR

                             AS OF DECEMBER 31, 2000

          (EMPLOYER IDENTIFICATION NUMBER 36-4095179, PLAN NUMBER 001)

                                                                               INTEREST      MATURITY          MARKET
      IDENTITY AND PARTY INVOLVED               DESCRIPTION OF ASSET             RATE          DATE            VALUE
--------------------------------------    -----------------------------        --------      --------        ------------
CASH EQUIVALENTS:
    *State Street Bank & Trust            Short-term investment fund             N/A           N/A           $109,694,829
    *State Street Bank & Trust            Yield-enhanced short-term              N/A           N/A             52,742,793
                                              investment fund

COMMON STOCKS:
    *Cardinal Health Inc.                 Common stock                           N/A           N/A            186,494,414

GUARANTEED INVESTMENT CONTRACTS:
       Allstate Life Insurance Company    Guaranteed insurance contract         7.1700     11/02/98-12/02/02    2,580,376
       Allstate Life Insurance Company    Guaranteed insurance contract         6.9000     11/30/98-09/30/02    1,528,045
       Allstate Life Insurance Company    Guaranteed insurance contract         8.0200       08/30/02           4,186,847
       Bank of America                    Guaranteed insurance contract         7.0600       02/15/17           4,998,438
                                                 Wrapper                                                         (100,560)
       Bank of America                    Guaranteed insurance contract         7.1900       09/15/03           3,390,483
                                                 Wrapper                                                          (44,709)
       CNA Insurance Companies            Guaranteed insurance contract         6.3800     06/30/00-12/31/02    9,391,272
       CNA Insurance Companies            Guaranteed insurance contract         5.7100     03/31/99-03/31/02    2,819,268
       GE Financial Assurance             Guaranteed insurance contract         6.5500     03/31/99-03/31/02    3,195,597
       GE Financial Assurance             Guaranteed insurance contract         6.9000     08/31/00-08/30/02    2,579,669
       JAC                                Guaranteed insurance contract         7.6300     08/31/00-08/30/02    5,192,994
       John Hancock Mutual Life           Guaranteed insurance contract         7.0500     12/31/98-10/31/02    2,595,657
           Insurance Company
       John Hancock Mutual Life           Guaranteed insurance contract         6.2300     02/29/00-02/28/03    2,222,925
           Insurance Company
       John Hancock Mutual Life           Guaranteed insurance contract         5.8100     09/30/02-03/31/03    1,680,403
           Insurance Company

                                                                               INTEREST      MATURITY          MARKET
      IDENTITY AND PARTY INVOLVED               DESCRIPTION OF ASSET             RATE          DATE            VALUE
--------------------------------------    -----------------------------        --------      --------        ------------
GUARANTEED INVESTMENT CONTRACTS
    (CONTINUED):
       Monumental Life Insurance          Guaranteed insurance contract         6.9400       08/30/02        $  2,360,992
           Company
                                                 Wrapper                                                          (42,282)
       Monumental Life Insurance          Guaranteed insurance contract         5.8900     07/31/00-07/31/02    4,166,040
           Company
       Principle Financial Group          Guaranteed insurance contract         5.2300     11/02/98-10/01/01    1,395,817
       Protective Life Insurance          Guaranteed insurance contract         6.1200     07/31/00-07/31/03    1,741,132
           Company
       The Travelers Insurance Company    Guaranteed insurance contract         6.2900       11/17/97           1,814,825
       The Travelers Insurance Company    Guaranteed insurance contract         6.3700       12/15/97           1,609,331
       The Travelers Insurance Company    Guaranteed insurance contract         5.6800       12/28/98             838,126
       The Travelers Insurance Company    Guaranteed insurance contract         5.6700     01/15/01-01/15/02    3,334,190
       Bankers Trust                      Benefit Accessible Securities
                                              Investment Contract-
                                              SSB & Trust Short Term             N/A           N/A                869,910
                                                 Investment Fund
                                              Federal Home Ln. MTG Corp.        6.0000       07/15/27             265,474
                                              Federal Home Ln. MTG Corp.        5.7500       07/15/03             501,330
                                              Federal Home Ln. MTG Corp.        5.1250       10/15/08              94,875
                                              Federal Nat'l MTG Assn.           5.6250       05/14/04             399,312
                                              Federal Nat'l MTG Assn.           6.2500       11/15/02             505,705
                                              Chase Manhattan Auto Owner        6.2100       12/15/04              85,816
                                                 TR
                                              Citibank CR Cord Master           5.8750       03/10/11             244,063
                                                 Tr. I
                                              Daimler Chrysler Auto TR          6.8200       09/06/04              15,220
                                              Ford CR Auto Owner TR             6.8700       01/15/04             506,405
                                              Nomura Asset Secs Corp.           7.5000       05/25/24             125,768
                                              Federal Home Ln. MTG PC GTD       4.5000       11/15/07             495,508
                                              Federal Home Ln. MTG Corp         6.0000       12/15/18             121,782
                                              Federal Home Ln. MTG Corp         6.0000       04/15/25             287,529
                                                 GTD
                                              Federal Home Ln. MTG PC GTD       3.5000       12/15/21             323,178
                                              Federal Home Ln. MTG PC GTD       6.0000       11/15/22             377,109
                                              Federal Home Ln. MTG Corp         6.0000       02/15/11             984,370
                                              Federal Home Ln. MTG PC GTD       6.5000       11/15/21             849,320

                                                                               INTEREST      MATURITY          MARKET
      IDENTITY AND PARTY INVOLVED               DESCRIPTION OF ASSET             RATE          DATE            VALUE
--------------------------------------    -----------------------------        --------      --------        ------------
GUARANTEED INVESTMENT CONTRACTS           Benefit Accessible Securities
    (CONTINUED):                              Investment Contract
                                              (continued)-
    Bankers Trust                             Federal Home Ln. MTG PC GTD       6.5000       07/15/24        $    317,898
                                              Federal Nat'l MTG Assn.           6.5000       04/18/21             501,900
                                              Federal Nat'l MTG Assn.           6.0000       03/25/23           1,388,618
                                              Federal Nat'l MTG Assn.           6.5000       12/25/23             296,436
                                              Federal Nat'l MTG Assn. GTD       6.5000       04/18/26             609,956
                                              Duke Cap Corp.                    7.5000       10/01/09             261,990
                                              AMB PPTY L P                      7.1000       06/30/08             491,990
                                              Associates Corp North Amer.       6.2500       11/01/08             434,565
                                              BankBoston Na MTn                 6.3750       03/25/08             775,776
                                              Bear Stearns Cos Inc.             6.2500       07/15/05             492,355
                                              Capital One Bk MTN Book           6.3750       02/15/03             292,962
                                                 Entry
                                              Case Cr. Corp.                    6.7500       10/21/07             204,000
                                              Chase Manhattan Corp. New         6.0000       11/01/05             490,670
                                              Donaldson Lufkin & Jenrette       6.8750       11/01/05             991,353
                                                 Inc.
                                              Firstbank P R                     7.6250       12/20/05             421,779
                                              Ford MTR CR Co.                   5.8000       01/12/09             315,364
                                              Green Tree Fin'l Corp.            6.0800       03/01/30             195,500
                                              Household Fin. Corp.              5.8750       09/25/04             682,892
                                              Lehman Brothers Inc.              6.6250       02/15/08             484,120
                                              Lehman Brothers Inc.              6.5000       04/15/08             191,992
                                              Conagra Inc.                      7.0000       10/01/28             472,925
                                              Coca Cola Enterprises             5.7500       11/01/08             334,485
                                              Ford MTR Co Del.                  6.3750       02/01/29             202,190
                                              Lockheed Martin Corp.             7.7000       06/15/08             316,842
                                              Philip Morris COS Inc.            6.3750       02/01/06             704,872
                                              Pioneer Nat. Res. Co.             6.5000       01/15/08             352,500
                                              Pulte Corp.                       7.0000       12/15/03             608,404
                                              Raytheon Co.                      6.7500       08/15/07             248,505
                                              Raytheon Co.                      6.1500       11/01/08             190,950
                                              Sears Roebuck Accep Corp.         6.2500       05/01/09             459,900
                                              TCI Communications                6.8750       02/15/06             488,949
                                              TRW Inc.                          7.1250       06/01/09             312,543
                                              Time Warner Inc.                  6.6250       05/15/29             134,379
                                              YPF Sociedad Anonima              7.5000       10/26/02             130,365
                                              FMNA Pool                         5.5000       05/01/11              49,398
                                              FMNA Pool                         6.0000       12/01/28             598,369
                                              FMNA Pool                         5.5000       04/01/11             469,738
                                              FMNA Pool                         6.0000       05/01/28             693,989
                                              AFC Home Equity Ln. TR            6.0000       01/20/13              47,660
                                              NWA Tr.                           8.2600       03/10/06             141,216
                                              NWA Tr.                           9.3600       03/10/06             153,271
                                              U.S. Treasury notes               5.6250       05/15/08             436,156
                                              Chilgener S A                     6.5000       01/15/06             673,630

                                                                               INTEREST      MATURITY          MARKET
      IDENTITY AND PARTY INVOLVED               DESCRIPTION OF ASSET             RATE          DATE            VALUE
--------------------------------------    -----------------------------        --------      --------        ------------
GUARANTEED INVESTMENT CONTRACTS           Benefit Accessible Securities
    (CONTINUED):                              Investment Contract
                                              (continued)-
    Bankers Trust                             Enersis S A                       7.4000       12/01/16        $    631,134
                                              Korea Elec Pwr. Corp.             7.7500       04/01/13             480,390
                                              South Africa Rep.                 8.5000       06/23/17             583,377
                                                 Wrapper                                                          479,822
                                              Federal Home Ln. Bank             6.7500       05/01/02             496,507
                                              Federal Farm CR BKS BDS           6.8750       05/01/02             761,250
                                              Federal Farm CR BKS BDS           6.7500       09/03/02             452,578
                                              Federal Home Ln. MTG. Corp.       7.0000       07/15/05           2,098,740
                                              Federal Home Ln. MTG. Corp.       6.8750       09/15/10           2,534,319
                                              Federal Nat'l Mtg. Assn.          6.2500       05/15/29             256,155
                                              Federal Nat'l Mtg. Assn.          7.2500       01/15/10           1,726,945
                                              Green Tree Fin'l Corp.            5.7600       11/01/18             145,218
                                              Alcoa Inc.                        7.3750       08/01/10             216,397
                                              Boeing Cap Corp.                  6.3500       07/26/01              90,079
                                              Hertz Corp.                       8.2500       06/01/05             256,434
                                              Archstone Cmntys                  6.3700       10/15/01             115,039
                                              Bank of America                   7.5000       10/15/02             153,014
                                              Citigroup Inc.                    7.5000       10/01/10              82,743
                                              Case Cr Medium Term               5.9300       02/26/01              29,517
                                              Phillips Pete Co.                 8.7500       05/25/10             188,800
                                              Sears Roebuck                     6.1200       12/13/01              84,977
                                              Ingersoll Rand                    6.0150       02/15/28              84,983
                                              Int'l Lease Fin.                  5.4000       01/22/02             218,487
                                              International Paper               9.0500       02/08/01             110,201
                                              FNMA Pool                         7.5000       08/01/15           1,024,449
                                              FNMA Pool                         6.5000       10/01/30           1,476,755
                                              FNMA Pool                         7.5000       11/01/15           1,048,893
                                              FNMA Pool                         6.5000       10/01/30           1,517,880
                                              GNMA Pool                         0.0000         N/A                     12
                                              New York NY                       6.6500       08/01/01             105,109
                                              U.S. Treasury Bonds               7.5000       11/15/16             186,823
                                              U.S. Treasury notes               6.6250       06/30/01             100,406
                                              U.S. Treasury notes               6.0000       08/15/09             195,205
                                              U.S. Treasury notes               6.5000       05/31/02           4,227,475
                                              U.S. Treasury notes               6.5000       02/15/10           1,684,852
                                              U.S. Treasury notes               6.2500       08/31/02             192,880
                                              U.S. Treasury notes               5.8750       09/30/02           1,970,417
                                                 Wrapper                                                        2,238,914
     Morgan Guarantee Company of New          Federal Home LN Bank              6.4300       07/10/02           2,462,917
     York
                                                 Wrapper                                                         (129,846)
     Chase Manhattan Bank                     Ford Cr. Auto Owner Tr -          6.5200       09/15/03           1,504,059
                                                 1999-DASSET Bkd NT CL A-5

                                                                               INTEREST      MATURITY          MARKET
      IDENTITY AND PARTY INVOLVED               DESCRIPTION OF ASSET             RATE          DATE            VALUE
--------------------------------------    -----------------------------        --------      --------        ------------
GUARANTEED INVESTMENT CONTRACTS           Benefit Accessible Securities
    (CONTINUED):                              Investment Contract
                                              (continued)-
     Chase Manhattan Bank                     American Express Master           7.0400       04/15/04        $  1,507,968
                                                 Trust
                                                 Wrapper                                                          (37,681)
     Chase Manhattan Bank                     CitiBank Credit CD Master         7.0200       01/09/06           1,474,688
                                                 Trust
                                                 Wrapper                                                           (5,072)
     Rabobank-New York Branch                 Fleet CR Card Master TR II        6.9000       04/16/07           1,740,078
                                                 - SER 1999-C CL A
                                                 Wrapper                                                          (56,039)
     Warburg Dillon Reed                      Federal Nat'l Mtg' Assn'          6.0000       07/25/20           2,991,906
                                                 GTD - REMIC TR 1999-34
                                                 CL-PA
                                                 Wrapper                                                           (8,647)
     CDC Financial Products Inc.              Arcadia Automobile                7.2000       06/15/07           1,517,565
                                                 Receivables TR - 1999-C
                                                 Auto Receivables BKD NT
                                                 Wrapper                                                          (13,506)
     CDC Financial Products Inc.              Fed'l Home Loan Mtge. Corp.       6.2660       06/01/27           1,389,928

COMMINGLED INVESTMENTS:
     Janus Overseas/International         Overseas Fund                          N/A           N/A             29,735,392
         Fund
     SSGA S&P 500 Fund                    Flagship S&P 500 Index Fund                                          99,482,840
     Baron Asset Fund                     International Equity Fund                                            34,334,402

OTHER:
     SSGA S & P 500 Index futures         S & P 500 Index future                                                3,848,200

*LOANS:
     Various participants                 Participant loans (interest
                                              rates range from 7.0% to 12.0%)                                  20,287,478
                                                                                                             ------------
                                                     Total investments                                       $667,756,744
                                                                                                             ============







                               *Party in interest.


          The accompanying notes are an integral part of this schedule.